

Mail Stop 3720

February 23, 2010

Hwan Sup Lee
President and Chief Executive Officer
Clavis Technologies International Co., Ltd.
#1564-1 Seojin Bldg., 3rd Floor
Seocho3-Dong
Seocho-Gu, Seoul, Korea 137-874

> **Re: Clavis Technologies International Co. Ltd.**
> **Form S-1**
> **Filed January 29, 2010**
> **File No. 333-164589**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update to provide audited financial statements and executive compensation disclosure as of December 31, 2009.

2. Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by Frost & Sullivan and IDTechEx. Confirm that this analysis is publicly available. Please highlight the specific portions that you are relying upon so that we can reference them easily. In

addition, if any of this analysis has been prepared specifically for this filing, please file a consent from the relevant party.

3. Provide us with objective support for your assertions regarding RFID technology and the marketplace in which you conduct business and revise your disclosure to indicate the basis for such statements, including the following:

   - Your statement that in the near future, a "majority of items" will have RFID tags (page 18);
   - Your statement that in most environments, RFID can achieve 99.5% to 100% first-pass read rates (page 20);
   - Your expectation that the usage of RFID will migrate to East Asia as the dominant manufacturing territory and that China has a policy of "making its own requirements throughout the RFID value chain as soon as possible" (page 27);
   - Your statement that RFID is "leapfrogging" technologies such as magnetic stripes and barcodes (page 27); and
   - Your statement that you have taken a "leadership role with major Korean financial institutions" in developing mobile banking capabilities (page 37).

   These are just examples.

4. Please tell us whether there is any relationship between your company and Clavis Technology, Inc.

5. Please revise your registration statement to furnish the disclosure required by Item 505 of Regulation S-K regarding the determination of the offering price. In addition, explain how shares will be offered at such a price considerably lower than $.01 per share.

6. Please revise your registration statement to furnish the disclosure required by Item 506 of Regulation S-K regarding dilution, if applicable.

Cover page of Prospectus

7. Please revise your cover page to include a cross reference to the risk factors in your prospectus. See Item 501(b)(5) of S-K.

8. Please revise your prospectus to include the disclosure contemplated by Item 502(b) of Regulation S-K.

Prospectus Summary, page 4

9. Please expand the description of your business to provide more detail regarding the products and services you currently offer and define the term "RFID middleware."

10. Please revise your disclosure to clarify that you are a holding company and that you have no operations or assets other than your ownership of the stock of Clavis Korea.

Risk Factors, page 5

11. We note that your operations and management are located outside the United States. Include a risk factor highlighting the difficulty investors may have in asserting their legal rights against the company.

"We have a history of losses…," page 5

12. We note that your auditor has substantial doubt about your ability to continue as a going concern. Please revise this risk factor to more clearly address your ability to continue as a going concern. Your disclosure should include the minimum level of capital that must be raised for the company to continue operating through 2010.

"We rely on a few customers…" page 5

13. We note your statement that in 2010 you expect a substantial portion of your sales to be from two customers other than those that accounted for approximately 70% of your sales in 2009. Please explain the basis for management's belief and provide management's assessment of why these customers will not continue to represent a significant portion of your business in future periods.

"Our officers have no experience…" page 6

14. Please revise this risk factor to indicate when your company will be required to comply with the requirements of the Sarbanes-Oxley Act of 2002.

"We depend on key personnel to manage our business effectively…" page 7

15. Please identify the key employees upon whom your business is dependent.

"Changes in Industry Standards…," page 8

16. Please revise this risk factor to explain who creates the industry standards you reference and clarify whether these standards are used by all of your competitors and customers. We note that you are focusing a majority of your product development on products complying with the EPCglobal Gen 2 standard. Please indicate how widely accepted this standard is amongst your current and targeted customers. Please also disclose whether you have undertaken any of the qualification or certification processes referenced in this risk factor.

Selling Security Holders, page 10

17. Explain the business purpose of each of the Regulation S offerings.

Description of Business, page 17

18. You should consider shortening your "overview." Much of the detail that is presented involves RFID products and technology that are only related to your business, instead of your actual products and services that capitalize on RFID products and technology.

19. We note your statement on page 17 that approximately two-thirds of your revenues and operations are located outside the U.S. Please expand your disclosure to identify the primary geographic markets in which you do business.

20. Please disclose the nature of your "proprietary interest" in RFID middleware. Please identify any products or services for which you have or are currently seeking intellectual property protection. See Item 101(h)(4)(vii) of Regulation S-K.

21. We note your statement that Clavis Technologies has been providing RFID-enabled solutions based on the "world standard to various industrial markets" since 2003. Please explain your reference to the "world standard" and indicate whether this is the EPCglobal standard discussed elsewhere in your prospectus.

22. We note your disclosure on page 18 indicating that your products may be impacted by certain permitted legal/regulatory emission levels in the country of use. We also note your disclosure on page 38 referencing "certification from EPCglobal." Please identify any legal or regulatory requirements to conduct your business. See Item 101(h)(4)(viii) of Regulation S-K. In addition, disclose in your management's discussion and analysis the costs, if any, associated with obtaining and maintaining compliance with these licensing or other regulatory requirements.

23. Please provide the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Primary Components of an RFID system, page 19
Types of RFID, page 20

24. Please revise your description of the types of RFID systems to indicate which types of products and services you currently offer as well as those you anticipate offering and/or have under development.

RFID Market, page 27

25. Please expand your disclosure to indicate your competitive position within the market. See Item 101(h)(4)(iv) of Regulation S-K.

Our Products, page 30

26. Please disclose whether your product development is done by your employees or whether it is outsourced to third parties. We note from your disclosure on page 50 that you anticipate spending very limited amount of dollars on research and development in 2009.

27. Please disclose the portion of your revenues attributable to each of the significant products identified in this section.

Product Upgrades and Diversification, page 36

28. Please disclose the timeframe in which management anticipates offering the products and services identified in this section that are currently under development and, if practicable, indicate the percentage of revenues management anticipates deriving from each such product and service.

29. Please file your contracts with KTNetworks and Korea Pallet Pool Co. as exhibits to your amended registration statement. See 601(b)(10) of Regulation S-K.

Strategic Relationships, page 37

30. Please expand your disclosure with respect to each of the parties identified in this section to provide more detail regarding your relationship with each such entity. For example, explain what it means to be a "solution partner" with EPCglobal and identify the nature of the "relationship" you have with ETRI for RFID middleware.

Balance Sheets, page F-2

31. Please revise to reclassify the amounts in the Korea Global ID Corporation Repayable Fund into restricted cash. In this regard, it appears that such amounts do not meet the definition of cash or cash equivalents.

Cash Flows from Financing Activities, page F-5

32. Please tell us why you believe it is appropriate to include "expenditures of advance payments on contracts" within your cash flows from financing activities. Refer to your basis in the accounting literature.

Note 7 – Advance Payments on Contracts, page F-14

33. Please disclose how you account for expended funding to develop wireless recognition software and middleware technology for each year presented in your financial statements. Refer to your basis in the accounting literature.

Interim Statements of Cash Flows, page F-19

34. Please explain why the proceeds of $445,752 as reported differ from the disclosures in Notes 11 and 13(d).

Management's Discussion and Analysis of Financial Condition and Results o f Operations, page 42

35. Revise your "Overview" section to highlight the most significant issues affecting management's decision making with respect to the company's operations and financial condition. Currently, this section is just repetitive of other sections of your prospectus, including your product descriptions. Your management's discussion and analysis should provide a narrative explanation of the company's financial statements to provide the context within which financial information should be analyzed. Revise your MD&A to describe any significant economic changes that materially affected your income from continuing operations. Discuss the significant components of revenues and expenses that impacted your results of operations. Your revised disclosure should address the significant decrease in revenues in the periods presented. It should also clearly disclose and quantify each material factor that contributed to the decrease in revenues and provide insight into the underlying business drivers or conditions that contributed to these changes. Please refer to Item 303 of Regulation S-K and Release no. 33- 8350.

36. The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your MD&A to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties so that investors can assess the likelihood that past performance is indicative of future performance. For example, you identify uncertainties associated with your dependence on a small number of customers, the slow development of markets for RFID products and services and the regulatory environment in which you operate. These are merely examples. Your MD&A should include disclosure about how you are addressing these issues and provide insight into management's expectations regarding how these issues could affect your future performance.

37. Provide an expanded discussion (quantified, if possible) of any expected increases in expenses described throughout this registration statement, to the extent known. For example, address the "considerable product development and administrative expenses" and "significant expenditures in [y]our sales and marketing efforts" referenced on page five. Please also address the product cost and operating expense reductions you intend to implement (as discussed on page 17).

38. Please address what changes in your results of operations, liquidity and capital resources and trends you expect as a result of your reorganization from a private company to a public

company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

39. Please revise your disclosure to clarify when Clavis Technologies launched the framework-based product packages and indicate the portion of your revenues and expenses attributable to those products and services.

40. In the table of contractual obligations, there are no accompanying notes to the footnotes in the table. Please correct.

Valuation of Long-lived Assets, page 48

41. Please delete the last three paragraphs hereunder pertaining to goodwill and indefinite-life intangible assets which are inapplicable to your financial statements.

Liquidity and Capital Resources, page 50

42. Please disclose management's "conservative assumptions for 2009," which were used to determine whether you will have sufficient capital for your future debt and working capital needs. In addition, indicate whether such estimates include your anticipated future acquisitions and investments in product development and marketing (as discussed on page 17).

43. We note your statement that you believe that cash from operating activities and funding under current credit agreements should be adequate to meet your capital investment requirements and product development requirements. However, Note 1 to your financial statements indicates that you will need to secure additional financing, increase sales and attain profitable operations in order to continue as a going concern. Please explain this discrepancy and identify the actions management is taking to allow the business to continue as a going concern. In addition, please revise your disclosure to provide more detail regarding your existing financing arrangements and indicate the amount of funds available under your credit agreements. Please either file the agreements underlying such financing arrangements as exhibits to your amended registration statement or tell us why they are not material. See Item 601(b)(10) of Regulation S-K.

44. Please provide more detailed disclosure in this section to clearly address your capital needs and management's assessment of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

45. We note your statement that you anticipate spending a very limited amount on research and development because your research products "are winding down and completed." However, we also note the statement on page 42 that your business plan includes selected investments in product development. Please reconcile these statements.

46. We note that expiration dates for the loans filed as Exhibits 10.5 and 10.6 to your registration statement have passed. Please tell us whether they are still outstanding. If they are outstanding, disclose the current terms of these loan agreements.

Net Revenues, page 52
Gross Profit, page 55

47. Citing unit volume, product offerings, number of direct sales personnel, recurring sales, and pricing, and other stated factors which could impact revenues, please tell us why hardware revenues significantly declined during the three months ended September 30, 2009 and why sales as a whole declined during the nine months ended September 30, 2009. Additionally, tell us why the cost of sales for Software and service exceeded its corresponding revenues during the three months ended September 30, 2009.

Other Matters, page 57

48. Please revise your citations of accounting literature to refer to the FASB Accounting Standards Codification which is effective for financial statements with interim or annual reporting periods ending after September 15, 2009.

Certain Relationships and Related Transactions, page 65

49. Please identify the directors and stockholders who advanced money to the company. See Item 404(a)(1) of Regulation S-K.

Exhibit 10.1

50. Please file the exhibits and schedules to the Share Exchange Agreement included as Exhibit 10.1 to your registration statement.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

Cc: Richard C. Fox, Esq.
     Via facsimile